Mail Stop 4561

July 1, 2008

Stephen G. Waldis
Chairman of the Board, Chief Executive Officer and President
Synchronoss Technologies, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Synchronoss Technologies, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed May 8, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed April 9, 2008
              File No. 000-52049

Dear Mr. Waldis:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Trends Affecting Our Results of Operations, page 28

1.   In future filings, please consider expanding this section of MD&A to describe in greater detail and/or quantify the material impact that known trends and uncertainties will have, or are reasonably likely to have, on your liquidity, capital resources or results of operations. For instance, clarify how such factors as order provisioning, local number portability, and the implementation of new technologies will increase demand for your services. See SEC Release Nos. 33-6835 and 33-8350.

Liquidity and Capital Resources

Discussion of Cash Flows, page 34

2.   We note your discussion of cash flows only addresses fiscal 2007 and 2006. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

3.   In your discussion of cash flows, you refer to various factors that have materially impacted results without quantifying the impact of each factor. For example, you disclose on page 34 that net cash provided by operating activities for the year ended December 31, 2007 was $23.5 million, compared to $14.0 million for the year ended December 31, 2006, and that the increase of $9.5 million was primarily due to income derived from increased volume from transactions and increased accounts payable and accrued expenses balances partially offset by an increase to accounts receivable and prepaid expenses and other current assets as well as an increase to tax benefit from stock option exercises. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section IV.B. of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 42

4.   We note your statement in Note 1 that your services enable CSPs to retain service customers. We also note that your revenue recognition policy does not appear to

address cancellation provisions or rights of refund in the event service customers are not retained. Please tell us whether CSP customer cancellations impact your revenue recognition.

Controls and Procedures, page 57

5.   We note that your chief executive and chief financial officers concluded that as of December 31, 2007, your disclosure controls and procedures are effective "in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." We note similar disclosure in your report on Form 10-Q for the period ended March 31, 2008. Your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by Rule 13a-15(e) under the Securities Exchange Act of 1934. The rule requires, among other matters, that the disclosure controls and procedures also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e) for the periods ended December 31, 2007 and March 31, 2008, and confirm that you will conform your disclosure to the rule in future filings.

Exhibits

6.   We note with respect to Exhibit 10.11 your indication that confidential treatment for the exhibit has been requested. It appears that the order granting confidential treatment may have expired. Please advise. In your response, please provide us with a copy of the order granting confidential treatment. In the event that confidential treatment has expired, please note that you may submit a request for an extension of the order for confidential treatment provided that the subject information has not been publicly disclosed. See Division of Corporation Finance Staff Legal Bulletin No. 1A.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Trends Affecting our Results of Operations, page 9

7.   We note you discussed on your first quarter earnings conference call that you believe the increasing gap between the total number of iPhones sold and the actual number you activate is a trend that will have a material unfavorable impact on your results of operations. Please tell us what consideration you gave to disclosing this trend pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Definitive Proxy Statement filed April 9, 2008

Compensation Discussion and Analysis

Elements of Compensation, page 13

8.   It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid as base salaries and annual incentive bonuses. For instance, you state that your base salary "rewards satisfactory individual performance and a satisfactory level of contribution to [y]our overall business goals" and that one purpose of your annual performance incentive compensation plan is to reward your executives "for their individual achievements." However, you do not describe any of the specific performance objectives or otherwise describe the nature of the individual performance objectives. If you focused on specific individual performance goals and contributions to your business objectives, as your disclosure seems to indicate, please include a complete discussion of each element of individual performance and contribution that the committee took into account when setting these elements of compensation. See Item 402(b)(2)(vii) of Regulation S-K.

Compensation of Executive Officers

Grants of Plan Based Awards, page 20

9.   You have not included the grant date fair value of each equity award computed in accordance with FAS 123R (column (l)) in your Grants of Plan Based Awards table. Please advise. Confirm that you will include this information, as applicable, in future filings. See Item 402 (d)(2)(viii) of Regulation S-K.

Certain Related Party Transactions, page 29

10.   We note your statement on page 6 that "[a]ll related party transactions will be approved by our Audit Committee before we enter into them." It does not appear that this statement satisfies the requirements of Item 404(b) of Regulation S-K, which requires a discussion of your policies and procedures for the review, approval or ratification of transactions with related persons. Please provide the disclosure required by Item 404(b) in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Senior Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief